SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Legg Mason, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Equity Units, in the form of Corporate Units, stated amount of $50.00 per unit

(Title of Class of Securities)

524901 303

(CUSIP Number of Class of Securities)

Thomas P. Lemke

Senior Vice President and General Counsel

Legg Mason, Inc.

100 International Drive

Baltimore, MD 21202

(410) 539-0000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copies to:

James S. Scott, Sr., Esq.

Michael Benjamin, Esq.

Shearman &Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848 -4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$391,475,525	$21,844.33

*	This valuation assumes the exchange of 21,850,000 Corporate Units of Legg Mason, Inc. (“Legg Mason”), stated amount $50.00 per unit, for cash and shares of common stock of Legg Mason, par value $0.10 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of Legg Mason Corporate Units of $24.17 as of July 8, 2009, as reported on the New York Stock Exchange, less $136,562,500, the maximum aggregate amount of cash to be paid by Legg Mason pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Corporate Units.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,844.33
Form or Registration No.:	Form S-4
Filing Party:	Legg Mason, Inc.
Date Filed:	July 15, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement filed by Legg Mason, Inc., a Maryland corporation (“Legg Mason”) with the Securities and Exchange Commission on July 15, 2009 (as amended and supplemented, the “Schedule TO”), in connection with an offer by Legg Mason to exchange up to 21,850,000, or 95%, of its Equity Units, stated amount $50.00 per unit (the “Equity Units”), in the form of Corporate Units (the “Corporate Units”), comprised of (i) a purchase contract obligating the holder to purchase from Legg Mason shares of Legg Mason’s common stock, par value $0.10 per share (the “common stock”) no later than June 30, 2011 and which bears a purchase contract fee of 1.4%, and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount of 5.6% senior notes (the “senior notes”), for 0.8881 shares of common stock plus $6.25 in cash per Corporate Unit (the “offer consideration”). Legg Mason is not offering to exchange any Treasury Units in the offer.

The offer is made upon the terms and subject to the conditions described in the prospectus dated July 15, 2009, as amended by the prospectus dated August 4, 2009 and the prospectus dated August 7, 2009 (the “prospectus”), and the related letter of transmittal. The prospectus forms part of Legg Mason’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 15, 2009, as amended by Amendment No. 1 thereto filed on August 4, 2009 and Amendment No. 2 thereto filed on August 7, 2009 (the “Registration Statement”). The prospectus and the related letter of transmittal are filed as exhibits (a)(1) and (a)(2), respectively, hereto.

The information set forth in the prospectus and the related letter of transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth in the prospectus under the captions “Summary” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Legg Mason Inc., a Maryland corporation, and the address of its principal executive office is 100 International Drive, Baltimore, MD 21202. The telephone number of its principal office is (410) 539-0000.

(b) The subject securities are Legg Mason’s Corporate Units. As of the date hereof, there are 23,000,000 Corporate Units outstanding. The information set forth in the prospectus under the caption “Summary” is incorporated herein by reference.

(c) The information set forth under the caption “Description of the Offer – Market and Trading Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person is the subject company, Legg Mason, Inc. The information set forth under Item 2(a) above is incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of Legg Mason, Inc. No single person or group of persons controls Legg Mason.

Name	Position
Mark R. Fetting	President, Chief Executive Officer and Chairman of the Board

Harold L. Adams	Director

Robert E. Angelica	Director

Dennis R. Beresford	Director

Barry W. Huff	Director

John E. Koerner, III	Director

Cheryl Gordon Krongard	Director

Scott C. Nuttall	Director

W. Allen Reed	Director

Margaret Milner Richardson	Director

Nicholas J. St. George	Director

Roger W. Schipke	Director

Kurt L. Schmoke	Director

Ronald R. Dewhurst	Senior Executive Vice President, Head of International Asset Management

David R. Odenath	Senior Executive Vice President, Head of the Americas

Joseph A. Sullivan	Senior Executive Vice President, Chief Administrative Officer

Charles J. Daley, Jr.	Senior Vice President, Chief Financial Officer and Treasurer

Jeffrey A. Nattans	Senior Vice President, Head of Specialized Managers

The address of each director and executive officer of Legg Mason listed above is c/o Legg Mason, Inc., 100 International Drive, Baltimore, MD 21202, Baltimore, MD 21202, and each such person’s telephone number is (410) 539-0000.

Item 4.	Terms of the Transaction.

(a) The information set forth in the prospectus under the captions “Summary,” “Questions and Answers about the Exchange Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Corporate Units and Holders of Legg Mason Common Stock,” “Description of Capital Stock” and “Material U.S. Federal Income Tax Considerations,” as well as the information set forth in the related letter of transmittal, are incorporated herein by reference.

(b) To the knowledge of Legg Mason, based on reasonable inquiry, no Corporate Units are owned by any officer, director or affiliate of Legg Mason, and therefore no Corporate Units will be purchased from any officer, director or affiliate of Legg Mason. The information set forth under the caption “Interests of Directors and Officers” in the prospectus is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Legg Mason is party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Equity Units:

1) Underwriting Agreement, dated May 6, 2008, among Legg Mason and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several Underwriters named in Schedule I thereto.

2) Purchase Contract and Pledge Agreement, dated as of May 12, 2008, between Legg Mason and The Bank of New York, as Purchase Contract Agent, and The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary.

3) Indenture, dated as of May 12, 2008.

4) First Supplemental Indenture, dated as of May 12, 2008, between Legg Mason and The Bank of New York, as Trustee.

Legg Mason is also party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with Legg Mason’s securities:

Indenture, dated January 31, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 2.5% senior notes due January 15, 2015; Registration Rights Agreement, dated January 31, 2008, between Legg Mason, KKR I-L Limited, Credit Suisse International and HSBC Bank USA, National Association; Note Purchase Agreement, dated January 14, 2008, between Legg Mason, the purchasers named therein, and for limited purposes, Kohlberg Kravis Roberts & Co. L.P.; Legg Mason, Inc. Non-Employee Director Equity Plan, as amended; Form of Common Stock Grant Award Letter under the Legg Mason, Inc. Non-Employee Director Equity Plan; Form of Restricted Stock Unit Grant Award Letter under the Legg Mason, Inc. Non-Employee Director Equity Plan; Legg Mason & Co., LLC Deferred Compensation/Phantom Stock Plan, as amended; Legg Mason, Inc. Executive Incentive Compensation Plan; Legg Mason, Inc. 1996 Equity Incentive Plan, as amended; Form of Non-Qualified Stock Option Agreement under the Legg Mason, Inc. 1996 Equity Incentive Plan; Form of Restricted Stock Agreement under the Legg Mason, Inc. 1996 Equity Incentive Plan; Form of Restricted Stock Agreement pursuant to the Legg Mason Stock Accumulation Program under the Legg Mason, Inc. 1996 Equity Incentive Plan; Standstill Agreement, dated January 14, 2008, between Legg Mason and Kohlberg Kravis Roberts & Co. L.P.; four Call Option Transaction Confirmations, each dated January 14, 2008, between Legg Mason and each of JPMorgan Chase Bank, National Association, Merrill Lynch Financial Markets, Inc., Goldman, Sachs & Co. and Bank of America, N.A., respectively; four Issuer Warrant Transaction Confirmations, each dated January 14, 2008, between Legg Mason and each of JPMorgan Chase Bank, National Association, Merrill Lynch Financial Markets, Inc., Goldman, Sachs & Co., and Bank of America, N.A., respectively.

The information set forth in the prospectus under the captions “Comparison of Rights of Holders of Corporate Units and Holders of Legg Mason Common Stock” and “Description of Capital Stock” is incorporated herein by reference. The information set forth under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, in Legg Mason’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended by the Form 8-K filed by Legg Mason on August 5, 2009, is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the prospectus under the captions “Summary—Purpose of the Exchange Offer” and “Questions and Answers about the Exchange Offer—Why is Legg Mason making the exchange offer?” is incorporated herein by reference.

(b) The information set forth in the prospectus under the captions “Use of Proceeds” and “Description of the Offer—Terms of the Offer” is incorporated herein by reference.

(c) The information set forth in the prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the prospectus under the captions “Summary—Sources of Payment of the Offer Consideration” and “Description of the Offer—Source and Amount of Funds” is incorporated herein by reference. Legg Mason is funding the cash portion of the offer consideration by using cash on hand to make these payments.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) None of Legg Mason or any of its directors or executive officers owns any Corporate Units. The information set forth in the prospectus under the caption “Interests of Directors and Officers” is incorporated herein by reference.

(b) The information set forth in the offer to exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the dealer managers and the information and exchange agent, see the information set forth in the prospectus under the caption “Dealer Managers and Information and Exchange Agent,” which is incorporated herein by reference. None of Legg Mason, the dealer managers or the information and exchange agent is making any recommendation as to whether holders of Corporate Units should tender such Corporate Units for exchange in the exchange offer.

Item 10.	Financial Statements.

(a) The information set forth in the prospectus under the caption “Selected Consolidated Financial and Operating Data” is incorporated herein by reference. The information set forth under Item 8, Financial Statements and Supplementary Data, in Legg Mason’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended by the Form 8-K filed by Legg Mason on August 5, 2009 and the information set forth under Item 1, Financial Statements, in Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) The information set forth in the prospectus under the captions “Capitalization” and “Selected Consolidated Financial and Operating Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in the prospectus under the captions “Description of the Offer—Conditions to the Offer” is incorporated herein by reference.

(b) The information set forth in the prospectus and the related letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit Number	Description
(a)(1)	Prospectus, dated July 15, 2009, as amended on August 4, 2009 (incorporated by reference to the Registration Statement.

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

Exhibit Number	Description
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(6)	Press Release, dated July 15, 2009 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on July 15, 2009).

(b)	Not applicable.

(d)(1)	Indenture, dated January 31, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 2.5% senior notes due January 15, 2015 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2008).

(d)(2)	Registration Rights Agreement, dated January 31, 2008, between Legg Mason, KKR I-L Limited, Credit Suisse International and HSBC Bank USA, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2008).

(d)(3)	Note Purchase Agreement, dated January 14, 2008, between Legg Mason, the purchasers named therein, and for limited purposes, Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(4)	Indenture, dated as of May 12, 2008, between Legg Mason and The Bank of New York, as trustee, with respect to the Legg Mason 5.60% senior notes due June 30, 2021 (incorporated by reference to Legg Mason’s Registration Statement on Form S-3, filed on May 6, 2008).

(d)(5)	First Supplemental Indenture, dated as of May 12, 2008, between Legg Mason and The Bank of New York, as trustee with respect to the Legg Mason 5.60% senior notes due June 30, 2021 (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

(d)(6)	Purchase Contract and Pledge Agreement, dated as of May 12, 2008, between Legg Mason and The Bank of New York as Stock Purchase Contract Agent and The Bank of New York as Collateral Agent, Custodial Agent and Securities Intermediary (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

(d)(7)

Underwriting Agreement, dated May 6, 2008, among Legg Mason and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several Underwriters named in Schedule I thereto (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on May 6, 2008).

(d)(8)	Legg Mason, Inc. Non-Employee Director Equity Plan, as amended (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(9)	Form of Common Stock Grant Award Letter under the Legg Mason, Inc. Non-Employee Director Equity Plan (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(10)	Form of Restricted Stock Unit Grant Award Letter under the Legg Mason, Inc. Non-Employee Director Equity Plan (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(11)	Legg Mason & Co., LLC Deferred Compensation/Phantom Stock Plan, as amended (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2009).

(d)(12)	Legg Mason, Inc. Executive Incentive Compensation Plan (incorporated by reference to Appendix A to the definitive proxy statement for Legg Mason’s 2005 Annual Meeting of Stockholders).

Exhibit Number	Description
(d)(13)	Legg Mason, Inc. 1996 Equity Incentive Plan, as amended (incorporated by reference to Legg Mason’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(14)	Form of Non-Qualified Stock Option Agreement under the Legg Mason, Inc. 1996 Equity Incentive Plan (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2004).

(d)(15)	Form of Restricted Stock Agreement under the Legg Mason, Inc. 1996 Equity Incentive Plan (incorporated by reference to Legg Mason’s Annual Report on Form 10-K for the year ended March 31, 2009).

(d)(16)	Form of Restricted Stock Agreement pursuant to the Legg Mason Stock Accumulation Program under the Legg Mason, Inc. 1996 Equity Incentive Plan (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 31, 2006).

(d)(17)	Standstill Agreement, dated January 14, 2008, between Legg Mason and Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(18)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and JPMorgan Chase Bank, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(19)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and Merrill Lynch Financial Markets, Inc. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(20)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and Goldman, Sachs & Co. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(21)	Call Option Transaction Confirmation, dated January 14, 2008, between Legg Mason and Bank of America, N.A. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(22)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and JPMorgan Chase Bank, National Association (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(23)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and Merrill Lynch Financial Markets, Inc. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(24)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and Goldman, Sachs & Co. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(d)(25)	Issuer Warrant Transaction Confirmation, dated January 14, 2008, between Legg Mason and Bank of America, N.A. (incorporated by reference to Legg Mason’s Current Report on Form 8-K for the event on January 14, 2008).

(g)	Not applicable.

(h)	Tax Opinion of Shearman & Sterling LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2009	LEGG MASON, INC.

	By:	/s/ JEFFREY A. NATTANS
	Name:	Jeffrey A. Nattans
	Title:	Executive Vice President